Notice to ASX Page 1 of 3 Resolutions requisitioned by shareholders 9 March 2021 In accordance with ASX Listing Rule 3.17A.1, Rio Tinto advises that it has received resolutions from two groups of shareholders under section 249N of the Corporations Act 2001 for consideration at Rio Tinto Limited’s Annual General Meeting to be held on 6 May 2021. A group of shareholders representing 0.02% of the shares on issue in Rio Tinto Limited have proposed the following resolutions: 1. An amendment to the company’s constitution to permit the company’s members in general meeting to pass an advisory resolution expressing an opinion or requesting information about the way in which a power of the company vested in the directors has been or should be exercised; and 2. A request that the company disclose, in subsequent annual reporting, short, medium and long-term targets for its scope 1 and 2 greenhouse gas emissions and performance against those targets. Another group of shareholders representing 0.01% of the shares on issue in Rio Tinto Limited have proposed the following resolutions: 1. An amendment to the company’s constitution to permit the company’s members in general meeting to pass an advisory resolution expressing an opinion, asking for information, or making a request about the way in which a power of the company vested in the directors has been or should be exercised; and 2. A request that the company enhance its annual review of industry associations to ensure that the review identifies areas of inconsistency with the Paris Agreement, and a recommendation that the company suspend membership, for a period deemed suitable by the Board, where an industry association’s record of advocacy is, on balance, inconsistent with the Paris Agreement’s goals. Rio Tinto welcomes dialogue on these important matters, and recognises that its portfolio of high-quality iron ore, copper, aluminium and minerals has an essential role in enabling the low-carbon transition. We divested the last of our coal businesses in 2018 and no longer extract fossil fuels. Our climate scenario analysis shows that our portfolio is resilient to climate change risks both in absolute as well as relative terms, compared to other companies in our sector. Overall, our portfolio is expected to perform more strongly in scenarios with proactive climate action and a faster low carbon transition. In 2021, the Remuneration Committee approved revisions to how we include climate change in the short-term incentive plans of our senior executives. Safety, environment, social and governance matters including climate change are now assigned an explicit performance weighting of 35%, of which 20% relates to safety. The Board intends to put the company’s annual TCFD-aligned reporting to an advisory vote at our 2022 Annual General Meetings. Our 2030 targets are aligned with the goals of the Paris Agreement and the Intergovernmental Panel on Climate Change pathway to 1.5°C which requires a 45% reduction in global emissions by 2030 relative to 2010 levels. Most of our assets already sit in the low end of their respective carbon intensity curves. In 2020 we focused on executing the climate strategy and working towards our 2030 targets. Since 2018, we have reduced Scope 1 and 2 emissions by 1.1Mt CO2e, or 3%, which is on track with our 2030 emissions target. We started the transition to renewable energy in the Pilbara by approving the 34MW solar plant at Gudai-Darri. Our approved spend on climate-related projects in 2020 was over $140 million of the total $1 billion committed over the period 2020 to 2024. We also updated our methodology for calculating Scope 3 emissions and set new Scope 3 emissions reduction goals to guide our partnership approach across our value chains. Industry associations play an important role in policy development, sharing best practice and developing standards. They also allow us to better understand a range of external views and contribute our perspectives and experiences in support of a co-ordinated approach which benefits business, the economy and society. Recognising that industry associations’ views will not always be the same as ours, we monitor the advocacy of industry associations and periodically review our memberships. Where our membership is significant, we will EXHIBIT 99.6

Page 2 of 3 work in partnership with industry associations to ensure that their policy positions and advocacy are consistent with our own public position and the Paris Agreement. We consider climate change the challenge of our generation, so it is a key topic of discussion during our regular Board and senior management engagements with investors and civil society organisations. The best solutions will come from collaboration. An addendum to Rio Tinto Limited’s notice of meeting setting out the shareholder requisitioned resolutions received by the company under section 249N of the Australian Corporations Act 2001, and the board’s response and voting recommendation with respect to those resolutions, will be issued during the week commencing 15 March 2021.

Page 3 of 3 Contacts media.enquiries@riotinto.com riotinto.com Follow @RioTinto on Twitter Media Relations, United Kingdom Illtud Harri M +44 7920 503 600 David Outhwaite T +44 20 7781 1623 M +44 7787 597 493 Media Relations, Americas Matthew Klar T +1 514 608 4429 Media Relations, Asia Grant Donald T +65 6679 9290 M +65 9722 6028 Media Relations, Australia Jonathan Rose T +61 3 9283 3088 M +61 447 028 913 Matt Chambers T +61 3 9283 3087 M +61 433 525 739 Jesse Riseborough T +61 8 6211 6013 M +61 436 653 412 Investor Relations, United Kingdom Menno Sanderse T: +44 20 7781 1517 M: +44 7825 195 178 David Ovington T +44 20 7781 2051 M +44 7920 010 978 Clare Peever M: +44 7788 967 877 Investor Relations, Australia Natalie Worley T +61 3 9283 3063 M +61 409 210 462 Amar Jambaa T +61 3 9283 3627 M +61 472 865 948 Group Company Secretary Steve Allen Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885 Joint Company Secretary Tim Paine Rio Tinto Limited Level 7, 360 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404 This announcement is authorised for release to the market by Rio Tinto’s Group Company Secretary.